AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

September 28, 2012

Via EDGAR

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Sirs:

Re:	Vampt America, Inc. (formerly Coronado Corp.) (the “Company”)
Amendment to Form 8-K
Filed September 4, 2012
Form 10-Q for the Period Ended June 30, 2012
Filed August 21, 2012
File No. 000-53998

Thank you for your comment letter of September 13, 2012 in response to our amended Form 8-K filing on September 4, 2012 and our response letter included therewith.

We provide our responses to the SEC staff’s comments below and will provide by email sent to Ron Alper a blacklined copy of our amended Form 8-K/A filed on EDGAR, showing all changes made to the amended Form 8-K filed on September 4, 2012.

Amendment to the Form 8-K filed September 4, 2012

Security Ownership of Certain Beneficial Owners and Management, page 17

1.	Please disclose the natural person(s) with ultimate voting or investment control over the shares held by Kalamalka Partners Ltd.

As requested, the disclosure has been added as a footnote to the table.

Pro Forma Financial Statements, page 33

Note 2 - Pro Forma Adjustments to Balance Sheet and Statement of Operations, page F-4

2.	You indicate in Note C that the pro forma adjustment reflects the elimination of Vampt’s common stock and the issuance of Coronado’s common stock pursuant to the terms of the merger. As a result of these adjustments, 6.8 million shares of common stock were outstanding as at March 31, 2012. However, this number does not reflect the 10,568,751 of common shares issued to Vampt. Please revise the note to resolve this apparent inconsistency.

We have revised our pro forma adjustments to reflect the issuance of 10,568,751 common shares to Vampt and the resulting impact to common stock.

3.	We note that the pro forma loss per share for the year ended December 31, 2011 and the three months ended March 31, 2012 are based on Coronado’s pre-merger historical weighted average number of shares outstanding rather than the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued. Please revise or tell us why no revision is required.

We have prepared the pro forma statements to give effect to the merger as if it occurred on March 31, 2012, therefore, there would be no impact resulting from the shares issued to Vampt on March 31, 2012, as they would be outstanding for 0 (zero) days on a weighted average basis. Therefore we have used the pre-merger weighted average common shares outstanding as our denominator and basis for our calculation. We have revised Note 2(f) to clarify this rationale.

Exhibits

4.	We note your response to comment 9 in our letter dated July 24, 2012. There are numerous references to schedules in Exhibit 2.1, the merger agreement. Please explain these references given that there are no schedules attached to the agreement.

In response to your comment, we have prepared and filed Exhibit 2.2, which provides disclosure schedules to the Merger Agreement.

5.	We note your response to comment 10 in our letter dated July 24, 2012. Exhibit 3.5 still appears to be filed in improper electronic format. Please file the exhibit in proper electronic format with your next amendment.

We have refiled Exhibit 3.5 in proper electronic format in response to this comment.

Form 10-q for the six months ended June 30, 2012

Management’s Discussion and Analysis, page 5

Results of Operations - Six Months ended June 30, 2012 and Six Months ended June 30, 2011, page 7

6.	You disclose that revenues have decreased in 2012 from the comparative interim period in 2011 because you did not launch the product in any new markets. Tell us, and revise future filings to explain, whether or not these markets have accepted your product sufficiently to generate recurring revenue and if not, explain why recurring revenue cannot be generated. Please also expand this discussion in future filings to address your apparent dependence on launching your product in new markets to generate revenue and the effect of this reliance on your business and financial statements.

The Company is a development stage company in the beverage industry. Within our industry, a successful production launch involves a number of factors: 1) a compelling product, 2) a distribution channel, 3) strong marketing support and finally, 4) consumer acceptance. The Company’s sales have primarily been to fill the distribution channels it has created in the markets in which the product has been launched thus far. The Company currently requires additional financing in order to carry out its marketing strategy that will lead to establishing sufficient consumer awareness of the Vampt product, and ultimately consumer acceptance and brand loyalty. As such, the revenues the Company has generated to date through sales in the initial launches of new territories and building the distribution foot print of our product will assist with establishing our business once additional capital is raised to support a marketing campaign. We will only be dependent on launching our product in new markets if we are unable to establish a consumer base in the existing markets in which the Vampt product is currently sold. We may also choose to grow our business by continuing to launch our product in new markets once we have established a customer base in existing markets; however, our business plan is not to rely on launching in new markets as the sole means of generating revenue. As such, at the present time we do not believe this would have any effect on our business and financial statements.

The Company acknowledges that:

1	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
3	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing will satisfy all of your concerns relating to our amended Form 8-K and Form 10-Q for the six months ended June 30, 2012. We look forward to working with SEC Staff to resolve all comments to our filings.

Yours truly,

VAMPT AMERICA, INC.

Per:	/s/ Ian Toews
Ian Toews
Chief Executive Officer